REDCORP

NEWS RELEASE

News Release 06-11

TULSEQUAH PROJECT – FEASIBILITY PROGRESS AND DRILLING UPDATE

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to report on the progress of the ongoing feasibility study update for the Tulsequah Project and the companion exploration drilling program.

Feasibility Study Update:

Wardrop Engineering Inc. are continuing to update and revise feasibility engineering work for the Tulsequah Project. Work has been underway since early May and is expected to be finalized by year end.

The scope of the feasibility study has been expanded to include an evaluation of the use of a Heavy Media Separation Process. This evaluation will assess the potential for rejection of lower density waste material from run-of-mine ore material in order to upgrade the mill feed prior to the main grinding circuit. If successful and found to be cost-effective, the process may also allow the Company to consider mining sections of the ore body narrower than the current four metre thickness cutoff and/or use lower cost mining techniques to improve economics in narrower parts of the ore body.

Samples of ore and adjacent hanging wall and footwall waste rocks were collected in June from the Tulsequah Chief deposit and have been received by the lab. The laboratory work is being conducted by Process Research Associates Ltd. under the supervision of Wardrop Engineering Inc.

A separate metallurgical optimization test program is also in preparation. The study will examine opportunities for enhanced separation of copper and lead minerals in the milling and flotation process. A reduction of lead content in the copper concentrate will improve marketability and reduce smelter treatment charges, thereby producing a potentially higher Net Smelter Return ("NSR"). In addition, the study will also evaluate the potential benefits of a process change to the zinc and pyrite differential flotation. The work will examine the benefits of bulk flotation followed by zinc/pyrite flotation separation. Changing the milling process flowsheet could have the benefit of a reduction in the consumption of reagents, thus reducing operating costs.

Wardrop's engineers have a preliminary mine layout and are estimating costs for a mine development plan and a stoping plan. In general, the mine will be exploited from the existing 5400 and 5200 foot levels, moving in a downward direction. Where the overall plan permits, higher grade ore will be mined earlier in the life of the mine to improve cash flow. Mine layout and planning work is now more than 30% complete.

Underground Drilling Program:

A total of seven underground drillholes at the Tulsequah Chief Mine were completed before the end of May and surface drilling is currently in progress at the former Big Bull mine. Complete results for the underground holes have now been compiled. These holes were drilled to assess areas of inferred resources in the upper portions of the Tulsequah Chief deposit for feasibility and mine planning purposes.

dlw 7/20

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

Hole #	From (m)	To (m)	Length (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)	Lens
TCU06142	118.00	121.50	3.50	2.8	0.43	21.81	0.24	0.80	2.62	H4
plus	131.15	151.20	20.05	16.9	1.42	45.70	2.52	1.08	4.88	H3
Incl.	134.20	139.20	5.00	4.0	3.07	72.32	6.29	0.06	7.11	H3
TCU06143-Revised	133.90	141.65	7.75	7.2	1.34	47.33	0.63	1.42	5.99	H3
TCU06144	No significant intercepts. Hole cut Pyrite Phase Mineralization									
TCU06145 - Revised	242.20	251.05	8.85	6.8	5.28	327.70	1.08	2.23	11.30	H4
plus	274.40	280.60	6.20	4.8	1.49	54.15	0.43	0.55	1.49	H3
TCU06146	237.94	240.30	2.36	1.3	3.13	100.47	0.89	0.98	9.58	H3
plus	293.00	297.50	4.50	2.39*	0.32	25.42	1.13	0.12	2.84	*
TCU06147	No significant intercepts.									
TCU06148	No significant intercepts.									

Holes TCU06142 to TCU06145 inclusive were previously reported in the Company's news release of June 14. Holes TCU06146 to TCU06148 are new information. Holes TCU06143 and TCU06145 are revised in the above table to reflect a change to the previously announced composite results as a result of a corrected formula in the original composite calculations. The intercepts remain ore grade and the change in reported results will have little impact on the overall orebody grade.

Hole TCU06146 intersected two zones, a narrow but high grade zone in the H3 lens and a wider interval below the H3. This lower, wider intercept is in an unusual position relative to the currently modeled ore lenses. This intercept may represent a new lens, and will be followed up as the project advances. Thickness of this intercept was estimated using core angles. Additional drilling will be required to more definitively establish the true thickness of the zone.

Holes TCU06147 and 148 were drilled in the G zone area near the fringes of the known mineralization. Hole 147 encountered narrow zones of mineralization of the G1 and G2 lenses but these were too narrow to be considered economic mineralization. TCU06148 cut mafic dykes at the northern extreme of the G zone and did not encounter base metal mineralization. These two holes are not expected to significantly change the resources of the Tulsequah deposit.

Surface Exploration Drilling:

Surface drilling with two diamond drill rigs continues at the Big Bull deposit area, nine kilometers south of the Tulsequah Chief mine. Sixteen holes have been completed to date out of a planned 38 hole program at this area. Logging and sampling of mineralized intersections is in progress and results will be reported once the assay results have been received and compiled. Assay results are expected shortly from the first of the Big Bull surface holes. Currently, drilling has stepped to the north, outside of the previously drilled area, to evaluate geophysical anomalies believed to represent extensions of the Big Bull mineralized horizon.

REDCORP

Company President and CEO, Terry Chandler, stated: "The drilling conducted at the Tulsequah Chief deposit will allow completion of an updated resource estimate and finalization of the mine planning and reserves for the current feasibility study. We are looking forward to the results of the process optimization studies as they have the potential to allow an incremental expansion to the defined resources and mineable reserves as well as reduce operating costs. Results of the ongoing exploration drilling at Big Bull and other selected targets will be evaluated from a scoping perspective for its potential to further improve the project economics. This information will be utilized in conjunction with the feasibility study results as the project moves to a development decision at the end of this year".

All of the sampling has been conducted by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for both base-metals and gold.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

FILE No. 82-1824

REDCORP

RECEIVED

NEWS RELEASE

June 14, 2006

2006 JUL 20 P 2:43 News Release 06-10

CORPORATE FINANCE

TULSEQUAH PROJECT DRILLING INTERSECTS HIGH GRADE ZONES

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to announce initial assay results for the 2006 underground drilling at the Tulsequah Project in Northwestern BC. A total of seven underground drillholes were completed and results have been received for the first four. These holes were drilled to assess areas of inferred resources in the upper portions of the Tulsequah Chief deposit for feasibility and mine planning purposes.

Hole #	From (m)	To (m)	Length (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)	Lens
TCU06142	118.00	121.50	3.50	2.8	0.43	21.81	0.24	0.8	2.62	H4
plus	**131.15**	**151.20**	**20.05**	**16.9**	**1.42**	**45.7**	**2.52**	**1.08**	**4.88**	**H3**
Incl.	**134.20**	**139.20**	**5.00**	**4.0**	**3.07**	**72.32**	**6.29**	**0.06**	**7.11**	**H3**
TCU06143	**133.90**	**141.65**	**7.75**	**7.2**	**1.65**	**58.13**	**0.77**	**1.74**	**7.36**	**H3**
TCU06144	Intersected pyrite-facies sulphides					No significant values				
TCU06145	**242.20**	**251.05**	**8.85**	**6.8**	**7.45**	**464.5**	**1.54**	**3.14**	**16.01**	**H4**
plus	274.40	280.60	6.20	4.8	1.36	49.20	0.39	0.50	2.34	H3

TCU06142 cut both the "H4" and "H3" massive sulphide lenses. The H4 lens intercept, cut from 118.0-121.5m, is significant as it is approximately 65 meters up-dip from where the lens was previously modeled and may allow for an increase in mineral resources at shallow depths. The intercept of the H3 lens is particularly copper rich from 131.15 to 151.2m. The upper contained high-grade intersection from 134.2-139.2 is approximately 80 meters below existing mine workings and accessible to early development in the feasibility study mine planning.

TCU06143 cut the H3 lens and is approximately 42 meters up-dip from TCU06142. Zinc facies mineralization from 133.9-141.65 m sits above a thick intersection (22m) of pyrite-facies massive sulphide with lower base-metal values. Elsewhere in the Tulsequah deposit, massive pyrite grades laterally into base-metal rich massive sulphide. Potential exists to expand the mineralized resources in this area with further drilling. The intersection in this hole is approximately 45 vertical meters below existing workings.

TCU06144 cut a pyritic phase of mineralization within the H3 lens. Metal values were low throughout this interval. While disappointing, previous drillholes (TCU93-55 and TCU06145) in the area of TCU06144 cut significant mineralization in the H3 lens, suggesting that this low grade mineralization is limited within the overall lens.

TCU06145 cut both the H4 and H3 lenses. Of particular interest is the very high grade, gold and silver enriched, zinc-facies mineralization cut from 242.2 to 251.05 which is located quite shallow relative to historic workings and may be accessible to development early in the mine plan. In addition, the H3 intercept is at the extreme western edge of the current model of the lens, suggesting the lens remains open to the west.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

REDCORP

Holes remaining to be reported are currently being processed by the assay lab. All of the sampling has been conducted by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks and duplicate samples and both base-metal and gold standards.

Surface drilling continues at the Big Bull deposit area, 9 kilometers south of the Tulsequah Chief mine with two diamond drill rigs. Six holes have been completed to date out of a planned 38 hole program at this target. Logging and sampling of mineralized intersections is in progress and results will be reported once the assay results have been received and compiled.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

FILE No. 82-1824

REDCORP

NEWS RELEASE

May 31, 2006

News Release 06-09

Tulsequah Project Surface Exploration Drilling Commences

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to announce that surface exploration drilling has commenced on the Tulsequah Project. Drilling began with on May 27 and a second rig began drilling operations on May 30. Hy-Tech Drilling Ltd. of Smithers BC is the drilling contractor for the Tulsequah Project.

The current surface drilling program at the Tulsequah Project is designed to explore for and define mineralized resource extensions to the past producing Big Bull mine deposit. Big Bull is located 9 kilometers south of Tulsequah Chief Deposit. Previous production from Big Bull was 360,073 tonnes grading 1.2% copper, 1.9% lead, 7.3% zinc, 5.14 g/tonne gold and 154.29 g/tonne silver). In addition, the program will also target on-strike extensions to the mineralized zone at Big Bull. A table of significant Big Bull drill intercepts from past drilling is available in the Company's April 12 press release.

In addition to the work at Big Bull, surface drilling will be focused in the Tulsequah Mine area and at selected targets in the area between the two deposits. Over 20 kilometers of favourable host stratigraphy is present in the folded rocks between the two deposits. The planned program will complete over 16,000 meters of surface drilling over the next several months.

Underground drilling at the Tulsequah deposit commenced April 29 and was completed on May 28. Seven underground holes totaling 2,232m were drilled in the upper parts of the Tulsequah resource in areas of inferred resources for confirmation and refined resource estimation purposes. Sample shipments from the first four holes have been received by Eco-Tech Laboratories in Kamloops and it is expected that initial results will be reported within the next two weeks.

Wardrop Engineering Inc. representatives recently completed their site visit as part of the feasibility study for the Tulsequah project. Wardrop will be completing an updated resource estimate compliant with National Instrument 43-101 incorporating the additional underground drilling results. This will then move into underground mine design and calculations of mine reserves for the feasibility study. For further information regarding the feasibility study please refer to the Company's May 11, 2006 press release.

The Tulsequah Project mine re-development plan has received environmental assessment approval from both the provincial and federal governments. The Company intends to move the project forward towards a mine development decision as quickly as possible.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, BC V6E 3J7
Tel: (604) 669-4775● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

Troy Winsor is the Company's Investor Relations Manager and can be contacted via toll-free number at 1-888-225-9662 or directly at 604-466-8934.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Michael G. Allen, P.Geo and Megan O'Donnell, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah project. Geochemical analyses and assaying are being conducted by Eco-Tech Labs of Kamloops, BC.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

NEWS RELEASE

May 15, 2006 News Release 06-08

Acquisition of Vila de Rei Gold Project, Portugal

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redcorp Empreendimentos Mineiros Unipessoal Lda ("REM") (together, the "Company") are pleased to announce that, at a contract signing ceremony on May 12, the government of Portugal granted the Company a 727 square kilometer exploration concession covering prospective gold and silver targets in central Portugal. The concession is centered near the municipality of Vila de Rei.

The concession agreement between REM and the Portuguese Government gives Redcorp the exclusive right to undertake exploration in the area for gold and silver for a two year period. Redcorp must complete work expenditures in the amount of €110,000, including 600 meters of drilling, and cash payments totaling € 20,000 over the initial two year period. Following the initial two year period, Redcorp has the option of extending the exploration concession three times. Each extension allows for an additional year of exploration work, but must be accompanied by a reduction in the size of the concession by 50%.

Redcorp applied to the Portuguese Government in February 2005 for the exploration contract and conducted a preliminary exploration program in May-June 2005. The property was selected on the basis of its potential to host vein gold deposits, combined with the known existence of historical placer gold workings.

Redcorp's preliminary reconnaissance work confirmed the presence of large gold bearing quartz veins which are proximal to known Hercynian-age granitic intrusions. The property geology is permissive for location of intrusion-related gold deposits similar to the Fort Knox mine in Alaska. Deposits of this class include Rio Narcea's Salave deposit in adjacent Spain where exploration work has identified an indicated resource of 15 million tonnes averaging 3.0 g/tonne gold.

Reconnaissance stream silt and pan concentrate sampling covered selected areas, approximating 15% of the concession area. Anomalous results were followed by geological prospecting and rock and chip samples. Approximately 10% of the 199 rock samples returned values in excess of 1 g/tonne gold with the highest value of 11.6 g/tonne obtained from an iron-stained quartz vein. Individual quartz veins encountered were up to 15m width and exposed intermittently over strike lengths of 300 to 800 meters. Geochemistry of the mineralization shows a strong correlation of gold with arsenic and lesser antimony, similar to other intrusive-hosted gold mineralization systems.

Redcorp is very encouraged with the positive results of the preliminary reconnaissance geochemical and prospecting program. The Company is planning a work program for 2006 with the goal of identifying new zones of mineralization and bringing targets to drill stage.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, BC V6E 3J7
Tel: (604) 669-4775● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Vila de Rei property can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at Vila de Rei. Geochemical analysis and assaying were conducted by Acme Analytical Labs of Vancouver, BC.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, BC V6E 3J7
Tel: (604) 669-4775● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

NEWS RELEASE

May 11, 2006 News Release 06-07

WARDROP ENGINEERING LTD. ENGAGED TO COMPLETE FEASIBILITY STUDY FOR TULSEQUAH PROJECT

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to announce that Wardrop Engineering Ltd. have been formally engaged to complete an updated feasibility study for the Tulsequah project. The work will commence immediately with a planned site visit during the week of May 15 followed by review and updating of existing engineering and design studies from the previous feasibility study completed by Rescan Engineering Ltd.in 1995 and updated in 1997.

Redfern has retained Rod Giles, P.Eng. to oversee and coordinate Wardrop's work and the work of any additional consultants required to complete the feasibility study objectives and schedule. Mr. Giles has extensive mining engineering and feasibility study experience and was previously employed by Placer Dome Inc. at the Musselwhite mine in Ontario, Sutton Resources Ltd. at the Bulyanhulu gold mine in Tanzania and Canico Resource Corp. for the Onça-Puma nickel laterite development in Brazil.

The Tulsequah Chief deposit is a high-grade polymetallic copper-lead-zinc-gold-silver massive sulphide deposit located in northwestern British Columbia, south of the community of Atlin. A resource calculation compliant with NI 43-101 was announced on February 28, 2005 as shown below:

Resource Classification *	Tonnes	Cu %	Pb %	Zn %	Au g/tonne	Ag g/tonne
Measured Mineral Resources **	360,000	1.73	1.73	9.78	2.26	104.0
Indicated Mineral Resources	5,020,000	1.38	1.29	6.51	2.76	100.5
Total M+I Mineral Resources	5,380,000	1.41	1.32	6.73	2.73	100.8
Inferred Mineral Resources	1,540,000	1.13	1.07	5.44	2.23	85.1

* The resource has been estimated based on a Net Smelter Return (NSR)cut-off of CAD$10 per tonne. The NSR formula incorporated economic and metallurgical information from the 1997 preliminary Feasibility Study and metal prices (in $US) of $1.40/lb copper, $0.40/lb lead, $0.57/lb zinc, $420/oz gold, $6/oz silver and $.80 US exchange rate.
** The measured mineral resources include 260,000 tonnes calculated from remaining material after cessation of mining in 1957. The remaining mineral resources are solely calculated from drill hole data.

The Tulsequah project has successfully completed the required environmental assessment and certification processes, receiving its Project Approval Certificate from the province in 2002, and an amended screening level environmental assessment authorization from the federal government in July of 2005. The project has also obtained a Special Use Permit governing the construction, operation and closure of the access road to the project. The project is well-positioned from a permitting standpoint to move forward quickly in this period of high metal prices and strong demand for metal concentrates.

The Company announced previously the start of the exploration program at Tulsequah in early April. Underground drilling commenced on April 29 to complete six holes to infill remaining information gaps in the upper part of the Tulsequah deposit. Three holes have been completed to date and a further three are planned. It is expected that the underground drilling phase will be completed by the end of May. These holes will be reported once all assays and geological information are complete. A second phase of drilling will commence in late May with a major surface program of over 17,000 metres designed to expand existing resources at Tulsequah, the former producing Big Bull mine and explore other massive sulphide targets on the property. Details of this major exploration program are contained in the Company's April 12 news release.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

On completion of the current underground infill drilling program, Wardrop will review and update the previous resource estimate for the Tulsequah Project in compliance with National Instrument 43-101. This will be followed by mine design and mineable reserve identification for incorporation in a revised and updated mining plan for the Tulsequah project. The feasibility study will review and update all aspects of the project design, including waste handling and storage, tailings impoundment, power and electrical distribution, milling, processing and concentrate storage and transportation, in compliance with the permitted plans and design for the Tulsequh mine re-development. The feasibility study work will be completed to a ±15% level of accuracy and to a design level suitable for submission to financing institutions. It is envisaged that the study should be completed by the end of the current year. The Company anticipates that positive results will lead to project financing discussions and a decision on mine development in early 2007.

Wardrop Engineering Ltd. is a full-service engineering firm headquartered in Ontario with an office and strong presence in Vancouver, British Columbia Wardrop specializes in mine feasibility studies, geotechnical engineering, metallurgical and process engineering and other multi-disciplinary studies related to mining and the environment. Wardrop has extensive international and Canadian experience in both open pit and underground mining projects including remote northern sites. Wardrop is also currently conducting preliminary feasibility studies for the Ruby Creek Molybdenum project of Adanac Moly Corp., also located in the Atlin BC area.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

REDCORP

NEWS RELEASE

April 28, 2006 News Release 06-06

ADJOURNMENT OF ANNUAL GENERAL MEETING

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that a quorum of votes under the bylaws of the Company was not obtained at its scheduled Annual General Meeting ("AGM") today. Accordingly, the business of the AGM has been adjourned to May 19. The adjourned meeting will be held at 10:00 AM at the Kensington Room of the Hyatt Regency Hotel at 655 Burrard Street, Vancouver, BC V6C 2R7 on Friday May 19, 2006

The Company was informed by its transfer agent, Computershare Investor Services Inc., that Computershare's mailing house was delayed in delivering the AGM materials to the agents for intermediaries of beneficial shareholders who had elected to receive them. As a result the majority of such beneficial shareholders did not receive their AGM materials and proxy voting instructions in time to record their shares before the proxy voting deadline of April 26.

The proposed adjournment will allow all registered shareholders and non-objecting beneficial shareholders of record as of March 28, 2006 who were unable to vote their shares the opportunity to do so. A supplementary mailing including a new proxy form and voting instructions will be sent to facilitate this process.

Although the delayed mailing was not under its control, the Company regrets any inconvenience created by this circumstance.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775